Lucia Hospitality Group, Inc

Financial Statements and Report

Unaudited

December 31, 2022

Page No.

These financial statements are unaudited by any financial services or accounting firm. They are the product of the leadership of Lucia Hospitality Group, prepared in good faith in line with generally accepted accounting principles ("GAAP").

Signed,

Grace McBride
Founder and CEO
Lucia Hospitality Group, Inc
December 14, 2024

Lucia Hospitality Group, Inc

Balance Sheet

As of December 31, 2022		
Assets		
Current assets		
Cash	$	243,305
Total current assets		
Non-current assets		
Website Technology and Design		150,000
Accumulated Amortization		(7,500)
Total non-current assets		142,500
Total assets	$	385,805
Liabilities and shareholders' equity		
Current Liabilities		
Credit Card	$	(112)
Loan from shareholder		200
Total current liabilities		88
Total liabilities	$	88
Shareholders' equity		
Common stock, authorized 300,000 shares, 183,000 issued and outstanding as of December 31, 2022, $0.001 par		545,000
Series Seed Preferred stock, authorized 100,000 shares, 62,500,000 issued and outstanding as of December 31, 2022,		545,000
Net income		(159,283)
Total shareholders' equity		385,717
Total liabilities and shareholders' equity	$	385,805

See accompanying notes to financial statements.

Lucia Hospitality Group, Inc

Statement of Operations

As of December 31, 2022

Income		
Subscription Revenue	$	657
Refunds		(186)
Income		471
Cost of sales		
Fees		36
Gross profit	$	435
Operating expenses		
Advertising expenses	$	1,673
Wages expenses		72,307
Payroll taxes expenses		6,206
Contractors expenses		44,733
Legal expenses		20,992
Travel expenses		3,333
Insurance expenses		968
Software expenses		1,130
Office expenses		318
Fees		222
Taxes and licenses		341
Total operating expenses	$	152,223
Other income		
Interest income	$	5
Other expenses		
Amortization		7,500
Net other income	$	(7,495)
Net Income	$	(159,283)

See accompanying notes to financial statements.

Lucia Hospitality Group, Inc

Statement of Changes in Members' Deficit

		Preferred Seed Stock		Accumlated Deficit		Total Members' Deficit
Balance as of January 1, 2022	$	-	$	-	$	-
Issuance of stock		545,000		545,000		545,000
Net loss		(159,283)		(159,283)		(159,283)
Balance as of December 31, 2022	$	385,717	$	385,717	$	385,717

See accompanying notes to financial statements.

Lucia Hospitality Group, Inc

Statement of Cash Flows

As of December 31, 2022		
Cash flows from operating activities:		
Net loss	$	(159,283)
Adjustments to reconcile net loss to net cash used in operting activities:		
Accumulated amortization		7,500
Change in operating liabilities:		
Credit card		(112)
Net cash used in investing activities		(151,895)
Cash flows from investing activities:		
Website technology and design		(150,000)
Net cash used in investing activities		(150,000)
Cash flows from financing activities:		
Loan from shareholder		200
Perferred stock		545,000
Net cash used in financing activities		545,200
Net change in cash		243,305
Cash beginning of the year		-
Cash, end of year	$	243,305

See accompanying notes to financial statements.

1. Organization and Nature of Business

Lucia Hospitality Group, Inc. (the “Company”) was incorporated in Delaware State on March 15, 2022 as a C-Corp. The Company began operations in 2022 and has continued those operations to the present. The Company is a technology company, which connects hospitality businesses with skilled contractors.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Company prepares its financial statements in good faith and, to the best of its ability, in conformity with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results from which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Cash

Cash consists of all cash balances and highly liquid investments with original maturities of 90 days or less upon acquisition. The Company has not held any cash equivalents, such as money market funds. As of December 31, 2022, deposits with each bank up to $250,000 were insured by the Federal Deposit Insurance Corporation (“FDIC”). The Company held no deposits in excess of FDIC limits as of December 31, 2022. The Company has not experienced any losses in such accounts, and the Company believes it is not exposed to any significant risk on its cash balances.

Accrued Expenses

The Company accrues for sales taxes, payroll liabilities, and other miscellaneous accruals.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements established a framework for measuring fair value and established a three-level valuation hierarchy for disclosure of fair value measurements as follows:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. The Company's Level 1 assets consist of its marketable securities.

Level 2 – Observable quoted prices for similar assets or liabilities in active markets and observable quoted prices for identical assets or liabilities in markets that are not active.

Level 3 – Unobservable inputs that are not corroborated by market data.

Cash, accounts payable, and accrued expenses are reflected at carrying value, which approximates fair value due to the short-term maturity.

Income Tax

The Company registered with the Delaware Secretary of State as a C-Corp and is as a corporation. The entity is required to pay a minimum C-Corp tax annually to the State of Delaware.

3. *Loans*

Grace McBride, founder of the Company, issued a loan of $200 to the Company in May 2022. The loan was paid in full as of April 2023.

4. *Independent Contractors*

The Company paid independent contractors through 2022. The contracts are paid on a weekly basis and the Company is up to date on those payments.